Exhibit 99.1

BioNTech Announces Full Year 2020 Financial Results and Corporate Update

•	BNT162b2 vaccine approved or authorized for emergency or temporary use in over 65 countries and regions after successful global Phase 3 trial demonstrated safety and efficacy in preventing COVID-19.
•

More than 200 million doses of BNT162b2 supplied as of March 23, 2021, with signed orders for 1.4 billion doses to date for delivery in 2021. BioNTech and Pfizer expect to expand manufacturing capacity to up to 2.5 billion doses by end of 2021.

•

Evaluation of safety and immunogenicity of a third BNT162b2 dose initiated to understand the effect of a booster to prolong immunity and protection against COVID-19 caused by the circulating and potential newly emerging SARS-CoV-2 variants, with additional studies planned.

•

In oncology, first patient dosed in first-in-human trials for CARVac (BNT211) and RiboCytokines (BNT151). Development of oncology pipeline is accelerating with 13 product candidates in 14 ongoing trials; at least four data updates, up to three programs expected to move into randomized Phase 2 trials, and six preclinical programs moving into Phase 1 trials.

•	Recognized first commercial COVID-19 vaccine revenues. Total COVID-19 vaccine revenues of €270.5 million[1] for the Full Year 2020.
•	Ended Full Year 2020 with strengthened financial position; cash and cash equivalents of €1.2 billion mainly as a result of financing transactions completed during the year.

Conference call and webcast scheduled for March 30, 2021, at 08:00 a.m. ET (2:00 p.m. CET)

MAINZ, Germany, March 30, 2021 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”), a next generation immunotherapy company pioneering novel therapies for cancer and infectious diseases, today provided an update on its corporate progress and reported financial results for the quarter and full year ended December 31, 2020.

“2020 was a transformational year for BioNTech with the development and approval of the first mRNA drug in history. As of March 2021, we had delivered more than 200 million doses of our vaccine to more than 65 countries and regions together with our partners, and we are already seeing the first signs of vaccine associated reduction of COVID-19 cases and mortality in multiple countries” said Ugur Sahin, Co-founder and CEO of BioNTech. “We will continue to focus on innovating in the COVID-19 field by advancing new formulations and addressing vaccine variants, as well as initiating new trials in additional sub-populations. At the same time, we are accelerating the development of our cancer immunotherapies. We see a tremendous opportunity to reinvest the proceeds from our COVID-19 vaccine into extending and accelerating the research and development of new vaccines and therapeutics to improve the health of people worldwide by harnessing the full potential of the immune system.”

Fourth Quarter 2020 and Subsequent Updates

Infectious disease

COVID-19 vaccine program – BNT162b2

In December 2020, BNT162b2 became the first mRNA vaccine to be approved or authorized for emergency or conditional use. BNT162b2 now has authorization or approval for emergency use or temporary use in more than 65 countries worldwide, including the United States, United Kingdom and European Union.

•

On November 18, 2020, BioNTech and Pfizer announced that BNT162b2 met the Phase 3 study’s primary efficacy endpoints in the final efficacy analysis. Analysis of the data indicated a vaccine efficacy rate of 95% for the prevention of a COVID-19 disease, measured seven days after the second dose. No serious safety concerns related to the vaccine were observed in the trial, with most solicited adverse events resolving shortly after vaccination. On December 10, 2020, results from the trial were published in the New England Journal of Medicine.

•

On March 11, 2021, BioNTech and Pfizer announced additional real-world evidence data from the Israel Ministry of Health (MoH) that demonstrated dramatically lower incidence rates of COVID-19 disease in individuals fully vaccinated with our COVID-19 vaccine. The latest data from the MoH show that two weeks after the second vaccine dose, protection is even stronger with a vaccine effectiveness of at about 97% in preventing symptomatic disease, severe/critical disease and death. The analysis also showed a vaccine effectiveness of 94% against asymptomatic SARS-CoV-2 infections. Since this observational analysis was conducted when the variant B.1.1.7 (UK variant) was the dominant strain in Israel, it also provides real-world evidence of the effectiveness of BNT162b2 for prevention of COVID-19 infections, hospitalizations and deaths due to variant B.1.1.7. The data from this observational analysis were published on March 24, 2021, on Lancet’s preprint server.

Clinical development updates

•

On October 21, 2020, BioNTech and Pfizer announced the start of a Phase 1/2 clinical trial in Japan to evaluate safety, tolerability and immunogenicity of BNT162b2 in healthy adults 20 to 85 years of age.

•	On November 25, 2020, BioNTech and Fosun Pharma announced the start of a Phase 2 clinical trial of BNT162b2 in China to evaluate the safety and immunogenicity of BNT162b2 in healthy adults.
•

On February 18, 2021, BioNTech and Pfizer announced that the first participants were dosed in a global Phase 2/3 trial to evaluate the safety, tolerability and immunogenicity of BNT162b2 in preventing COVID-19 in approximately 4,000 healthy pregnant women 18 years of age and older. The study will also assess safety in infants of vaccinated pregnant women and the transfer of potentially protective antibodies to their infants.

•

On February 18, 2021, BioNTech and Pfizer announced that safety and efficacy data from the global Phase 3 study with subjects 12 to 15 years of age are expected to be submitted to the regulatory authorities in the second quarter of 2021.

•

On February 25, 2021, BioNTech and Pfizer announced a trial to evaluate the safety and immunogenicity of a third dose of our COVID-19 vaccine on prolonging immunity against COVID-19 and to address potential newly emerging SARS-CoV-2 variants.

•

In March, 2021, the U.S Food and Drug Administration (FDA) approved an additional amendment to the study protocol of the global Phase 1/2/3 trial for an additional dose of BNT162b2 or its modified version carrying the spike protein sequence of the South African variant (BNT162b2SA) in order to further describe duration of protection, and protection against the emerging variants of concern. An additional dose of either BNT162b2 or BNT162b2SA will be given to approximately 600 Phase 3 participants about five to seven months after their second dose of BNT162b2. A further dose of BNT162b2SA will be given to approximately 30 of those participants who receive BNT162b2SA. Approximately 300 BNT162b2-naïve participants will be enrolled and receive two doses of BNT162b2SA to describe protection against the emerging variants of concern and reference strains. The part of the trial with BNT162b2SA is expected to start in the second quarter of 2021.

•

In March 2021, first participants were dosed in a Phase 1/2/3 study in healthy children 6 months to under 12 years of age. The Phase 1 dose-finding portion will evaluate the safety, tolerability and immunogenicity of two doses of BNT162b2 separated by 21 days in up to three age groups. Once the preferred dose level of BNT162b2 is identified for each age group, a Phase 2/3 trial to evaluate the safety, tolerability and immunogenicity in each age group will start. In addition, efficacy against confirmed COVID-19 and against asymptomatic infection will be assessed. Approximately 450 participants (300 in the BNT162b2 group and 150 in the placebo group) in each age group are expected to contribute to the immunobridging and persistence of immune response at 6 months after second dose analyses. Participants will be unblinded at the 6-month follow-up visit and participants that received placebo will be offered the opportunity to receive BNT162b2. All of the expected 4,500 participants will contribute to the vaccine effectiveness (VE) analysis for conditional VE and asymptomatic infection.

•	BioNTech and Pfizer are also planning studies to further evaluate the vaccine in people with compromised immune systems.
•

BioNTech and Pfizer will start a Phase 3 trial to evaluate the safety, tolerability and immunogenicity of lyophilized BNT162b2 presented in single-dose vials and of frozen liquid BNT162b2 in multidose vials. This trial will also assess the non-inferiority of the lyophilized formulation. The trial will be conducted in healthy adults 18 through 55 years of age and will start in the United States in April. We expect data from this trial in the third quarter of 2021.

Data on SARS-CoV-2 variants

•	On March 8, 2021, BioNTech and Pfizer published data in the New England Journal of Medicine from an in vitro study of the neutralizing activity of BNT162b2-elicited serum against the variants first detected in the United Kingdom (B.1.1.7 lineage), Brazil (P.1 lineage) and South Africa (B.1.351 lineage). The findings provide strong support that BNT162b2 will continue to protect against the B.1.1.7 lineage and the P.1 lineage. Sera neutralized all the viruses tested and showed no significant reduction in activity against both B.1.1.7-spike and P.1-spike viruses. While neutralization of the B.1.351-spike virus was lower, it was still robust.

Regulatory updates

•

On December 2, 2020, BioNTech and Pfizer announced that the Medicines & Healthcare Products Regulatory Agency (MHRA) in the United Kingdom granted a temporary authorization for emergency use for BNT162b2 against COVID-19.

•

On December 11, 2020, BioNTech and Pfizer announced that the U.S. FDA authorized the emergency use of BNT162b2 in individuals 16 years of age or older. BNT162b2 is authorized in the United States under an Emergency Use Authorization (EUA) while BioNTech and Pfizer gather additional data and prepare to file a planned Biologics License Application (BLA) with the U.S. FDA for full regulatory approval in 2021.

•

On December 21, 2020, BioNTech and Pfizer announced the European Commission (EC) granted a conditional marketing authorization (CMA) for BNT162b2 in individuals 16 years of age and older. The CMA is valid in all 27 member states of the European Union.

•	On February 14, 2021, Japan’s Health Ministry approved BNT162b under the exceptional approval scheme in Japan.
•

On February 25, 2021, the U.S. FDA and on March 26, 2021, the EMA, approved that undiluted frozen vials of BNT162b2 may be transported and stored at conventional temperatures commonly found in pharmaceutical freezers (-25°C to -15°C or -13°F to 5°F) for a period of up to two weeks. Further formulation optimization activities are ongoing.

Commercial Updates

We and our collaboration partners have supplied more than 200 million doses of our COVID-19 vaccine worldwide, as of March 23, 2021.

BioNTech and Pfizer have signed orders of 1.4 billion doses for delivery in 2021. Discussions for additional dose commitments are ongoing.

•

On February 12, 2021, BioNTech and Pfizer announced that the U.S. government exercised its option for an additional 100 million doses of our COVID-19 vaccine. This agreement brings the total number of doses to be delivered to the United States to 300 million. Consistent with the agreements for the prior 200 million doses, the U.S. government will pay $1.95 billion for the additional 100 million doses.

•

On February 17, 2021, BioNTech and Pfizer announced an agreement with the EC to supply an additional 200 million doses of our COVID-19 vaccine. The EC has an option for an additional 100 million doses. The total number of doses to be delivered to the European Union by the end of 2021 is now 500 million, with an option for an additional 100 million doses.

Manufacturing

BioNTech and Pfizer expect to increase BNT162b2 manufacturing capacity to up to 2.5 billion doses by the end of 2021. The increase is driven by the optimization of production processes, the recent initiation of production at BioNTech’s Marburg, Germany facility, regulatory approval for six dose vials, and the expansion of our manufacturing and supplier network. Additional measures and discussions with potential partners to further expand the manufacturing capacity and network are ongoing.

•	In October 2020, BioNTech acquired a GMP manufacturing facility in Marburg, Germany, to accelerate BNT162b2 manufacturing scale-up for commercial supply in 2021.
•

On March 26, 2021, BioNTech announced that the European Medicines Agency (EMA) approved the manufacturing of our COVID-19 vaccine drug product at the facility in Marburg. The approvals make BioNTech’s Marburg manufacturing site one of the largest mRNA vaccine manufacturing sites worldwide with an annual production capacity of up to one billion doses of our COVID-19 vaccine, once fully operational. Due to optimized operational efficiencies which were initiated last year, BioNTech was able to increase the expected annual manufacturing capacity by 250 million doses. The first batches of vaccines manufactured at the Marburg site are expected to be delivered in the second half of April. BioNTech plans to produce up to 250 million doses of BNT162b2 in the first half of 2021.

Oncology

BioNTech is accelerating the development of its broad oncology pipeline with 13 product candidates in 14 ongoing trials. In 2021, we expect at least four data updates from our oncology pipeline with up to three programs expected to move into randomized Phase 2 trials and six preclinical programs moving into Phase 1 trials. This includes the first-in-human trials started for the lead candidates for both the CARVac (BNT211) and RiboCytokines (BNT151) product candidates.

mRNA programs

FixVac

•

BNT111 – We expect to start a randomized Phase 2 trial for the treatment of patients with advanced melanoma progressing during or after prior therapy with a PD-1 inhibitor, utilizing a combination of BNT111 and Regeneron and Sanofi’s Libtayo® (Cemiplimab) in the first half of 2021 in the United States and the European Union. Our IND for this trial in the United States is active as is a CTA approval in the European Union.

•

BNT113 – We expect to start a Phase 2 trial evaluating BNT113 in combination with pembrolizumab versus pembrolizumab monotherapy as a first-line treatment in patients with unresectable recurrent or metastatic HPV16+ head and neck squamous cell carcinoma (HNSCC) expressing PD-L1 in the first half of 2021 in the United States and the European Union. BNT113 has not been combined with anti-PD1 before and the Phase 2 trial will start with a run in portion designed to demonstrate the safety of the combination of BNT113 and pembrolizumab. These data are required to address the partial clinical hold on the subsequent randomized part of the Phase 2 trial.

Individualized neoantigen specific immunotherapy (iNeST)

Our iNeST product candidate BNT122 is partnered with Genentech.

•	BNT122 has been given the international non-proprietary name (INN) “autogene cevumeran”.
•

An open-label Phase 1a/1b trial evaluating the safety, tolerability, immune response and pharmacokinetics of autogene cevumeran as a single agent and in combination with atezolizumab in patients with locally advanced or metastatic solid tumors (basket trial) is ongoing.

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A Phase 2 open-label trial evaluating the efficacy and safety of autogene cevumeran in combination with pembrolizumab versus pembrolizumab alone in patients with previously untreated advanced melanoma is ongoing.

•

Given challenging accrual timelines in the context of the SARS-CoV-2 pandemic and the evolving landscape of treatment options in non-small cell lung cancer (NSCLC), BioNTech and Genentech decided to discontinue the previously planned Phase 2 trial in patients with high-risk resected early stage NSCLC. Genentech and BioNTech are evaluating further options for treating early disease cancer patients with autogene cevumeran.

•

One of these early disease development options is adjuvant treatment of colorectal cancer. First patient dosing in a randomized Phase 2 trial in circulating tumor DNA positive, surgically resected Stage 2 (high risk)/Stage 3 colorectal cancer is expected in the first half of 2021.

RiboCytokines

•

BNT151 is a nucleoside-modified mRNA encoding for an IL-2 variant, a key cytokine in T cell immunity supporting the differentiation, proliferation, survival and effector functions of T cells. BNT151 is designed to stimulate anti-tumoral T cells without extensively triggering immunosuppressive regulatory T cells. In February 2021, the first patient was dosed in a first-in-human, open-label, multicenter Phase 1/2a trial. The trial evaluates dose escalation, safety, pharmacokinetics and pharmacodynamics of BNT151 with expansion cohorts in multiple solid tumor indications, including HNSCC, hepatocellular carcinoma (HCC), renal cell cancer (RCC), NSCLC, and triple-negative breast cancer (TNBC). The monotherapy dose escalation will enroll patients with tumors that are metastatic or unresectable with no available standard therapy likely to confer clinical benefit. In the combined treatment dose escalation, patients with different solid tumors will be enrolled and treated with BNT151 and the respective standard of care.

•

BNT152+153 – In February, the U.S. FDA approved the IND for a Phase 1 trial for BNT152+153. We plan to start a Phase 1 trial for BNT152 (encoding IL-7) plus BNT153 (encoding IL-2) in multiple solid tumors in the first half of 2021.

RiboMabs

•	BNT141 – In February, the U.S. FDA approved the IND for a Phase 1 first-in-human clinical trial for BNT141. We expect to start the trial in the second half of 2021.
•	BNT142 – We expect to start a Phase 1 clinical trial for BNT142 in the second half of 2021.

Antibodies

Next-generation checkpoint immunomodulators

BNT311 and BNT312 are partnered with Genmab.

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BNT311/GEN1046 – Data from a first-in-human Phase 1/2a trial of BNT311 (PD-L1x4-1BB) in 61 heavily pretreated patients with advanced solid tumors was presented at the SITC conference in November 2020. We expect a data update from this trial in the second half of 2021.

•	BNT312/GEN1042 – We expect first data disclosure from the Phase 1/2a trial of BNT312 in solid tumors in the second half of 2021.

Cell therapies

CAR-T cell immunotherapy

BNT211, BioNTech’s most advanced CAR-T product candidate, targets the tumor-specific antigen CLDN6 and was developed in combination with a CAR-T cell Amplifying RNA Vaccine (CARVac) that encodes the CAR target for in vivo expansion upon CAR-T administration. CARVac is based on RNA-LPX technology known from FixVac and selectively delivers the RNA-encoded CAR target to antigen presenting cells, leading to CAR target expression on the cell surface.

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BNT211 – In February 2021, the first patient was dosed in a first-in-human Phase 1/2a open-label, multi-center dose escalation and dose expansion basket trial of BNT211 with or without a CLDN6 CARVac in patients with CLDN6-positive relapsed or refractory advanced solid tumors including but not limited to ovarian and testicular cancers. The combination with CLDN6 CARVac is expected to improve expansion and persistence of CLDN6 CAR-T. The primary outcome measure of the trial will be safety, with secondary efficacy outcome measures to include objective response rate, disease control rate and duration of response. We expect a data update for this trial in the second half of 2021.

Neoantigen-targeting T cell therapy

•

BNT221 (NEO-PTC-01) – Dosing of the first patient in a Phase 1 dose escalation trial for the treatment of metastatic melanoma in patients who are refractory or unresponsive to checkpoint inhibitors is expected in the first half of 2021. The primary objectives of the trial will be to evaluate the safety and feasibility of administering BNT221, in addition to an evaluation of immunogenicity and clinical efficacy.

Small molecule immunomodulators

Toll-like receptor binding agonist

•

BNT411 – A Phase 1/2a dose-escalation trial of BNT411 as a monotherapy in patients with solid tumors, and in combination with atezolizumab, carboplatin and etoposide in patients with chemotherapy-naïve extensive-stage small cell lung cancer (ES-SCLC) remains ongoing. We expect a data update from this trial in the second half of 2021.

Full Year 2020 Financial Results

Revenues: Total revenues were estimated to be €345.4 million for the three months ended December 31, 2020, compared to €28.0 million for the three months ended December 31, 2019. For the year ended December 31, 2020, total revenues were estimated to be €482.3 million, compared to €108.6 million for the comparative prior year period. Total revenues increased due to recognizing revenues for the first time under our two new collaboration agreements to develop a COVID-19 vaccine and ultimately led to the recognition of COVID-19 vaccine commercial revenues. Under the Pfizer collaboration, territories have been allocated to BioNTech and Pfizer based on marketing and distribution rights. Our commercial revenues comprise an estimated amount of €188.5 million1 share of gross profit from COVID-19 vaccine sales in the collaboration partner’s territory, which represents a net figure. In addition, €61.4 million sales to our collaboration partner of products manufactured by us and €20.6 million direct COVID-19 vaccine sales to customers in our territory Germany have been recognized.

Cost of Sales: Cost of sales were estimated to be €41.0 million for the three months ended December 31, 2020, compared to €4.4 million for the three months ended December 31, 2019. For the year ended December 31, 2020, cost of sales were estimated to be €59.3 million, compared to €17.4 million for the comparative prior year period. €35.6 million estimated cost of sales were recognized for the first time with respect to our COVID-19 vaccine sales and include Pfizer’s share of gross profits earned by BioNTech. Cost of sales do not include costs relating to production of pre-launch products since those are expensed as research and development expenses in the period incurred.

Research and Development Expenses: Research and development expenses were €257.0 million for the three months ended December 31, 2020, compared to €65.4 million for the three months ended December 31, 2019. For the year ended December 31, 2020, research and development expenses were €645.0 million, compared to €226.5 million for the comparative prior year period. The increase was mainly due to an increase in research and development expenses for our BNT162 program. Research and development expenses include our share of expenses under the terms of the Pfizer collaboration agreement. Development costs are shared equally between Pfizer and us. The increase was further driven by an increase in expenses for purchased laboratory supplies as well as an increase in headcount leading to higher wages, benefits and social security expenses. In addition, from May 6, 2020, the date of acquisition of our new U.S.-based subsidiary, BioNTech US Inc., contributed to our research and development expenses.

General and Administrative Expenses: General and administrative expenses were €36.1 million for the three months ended December 31, 2020, compared to €11.1 million for the three months ended December 31, 2019. For the year ended December 31, 2020, general and administrative expenses were €94.0 million, compared to €45.5 million for the comparative prior year period. The increase was mainly due to higher expenses for professional services, an increase in headcount leading to higher wages, benefits and social security expenses and higher insurance premiums. In addition, from May 6, 2020, the date of acquisition of our new U.S.-based subsidiary, BioNTech US Inc., contributed to our general and administrative expenses.

Income Taxes: Following the authorization and approval of our COVID-19 vaccine for emergency or temporary use or having been granted conditional marketing authorization, the recognition of deferred tax assets was reevaluated. As of December 31, 2020, net deferred tax assets with respect to the accumulated tax losses and temporary differences of the German tax group were recognized with €161.0 million income tax effect.

Net Profit / Loss: Net profit was €366.9 million for the three months ended December 31, 2020, compared to €58.2 million net loss for the three months ended December 31, 2019. For the year ended December 31, 2020, net profit was €15.2 million, compared to €179.2 million net loss for the comparative prior year period.

Cash Position: Cash and cash equivalents as of December 31, 2020 were €1.2 billion.

Shares Outstanding: Shares outstanding as of December 31, 2020 were 241,521,065.

COVID-19 vaccine order book update:

Estimated COVID-19 vaccine revenues to BioNTech upon delivery of currently signed supply contracts (~1.4 billion doses): ~€9.8 billion.

Estimate reflects:

•Expected revenues from direct COVID-19 vaccine sales to customers in our territories

•Expected revenues from sales to our collaboration partners

•Expected sales milestone payments from our collaboration partners

•Expected revenues related to our share of gross profit from COVID-19 vaccine sales in the collaboration partners’ territories

Additional revenues related to further supply contracts for deliveries in 2021 expected.

Full year 2021 manufacturing capacity target raised from 2.0 to 2.5 billion doses to be able to address increased demand.

2021 financial outlook: BioNTech is providing the following outlook for the full year 2021 of selected financial metrics based on the current base case projections:

Planned Full Year 2021 Expenses and Capex[2]

R&D expenses	€750 million – €850 million Ramp-up of R&D investment in 2H 2021 and beyond planned to broaden and accelerate pipeline development.
SG&A expenses	Up to €200 million
Capital expenditures	€175 million – €225 million
Estimated Full Year 2021 Tax Assumptions
German tax group corporate tax rate	~31%
German tax group accumulated tax loss carryforwards as of December 31, 2020	~€450million[3]

Full financial statements can be found in the 20F filing as published on the SEC website under https://www.sec.gov/.

[1]

Estimated figures based on preliminary data shared between Pfizer and BioNTech as fully described in our Annual Report on Form 20-F. Changes in our share of the collaboration partner’s gross profit will be recognized prospectively.

[2]	Ranges reflect current base case projections.
[3]	€457.9 million corporate income tax losses and €450.9 million trade tax losses related to the German tax group.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bispecific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma and Pfizer.

For more information, please visit www.BioNTech.de

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including BioNTech’s expected revenues and net profit related to sales of BioNTech and Pfizer’s COVID-19 vaccine, referred to as COMIRNATY® in the European Union as authorized for use under conditional marketing approval, in territories controlled by BioNTech’s collaboration partners, particularly those such figures that are derived from preliminary estimates provided by BioNTech’s partners; the extent to which a COVID-19 vaccine continues to be necessary in the future; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the pricing and reimbursement of BioNTech and Pfizer’s COVID-19 vaccine and BioNTech’s investigational medicines, if approved; the rate and degree of market acceptance of BioNTech and Pfizer’s COVID-19 vaccine and BioNTech’s investigational medicines, if approved; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs and BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and BioNTech’s research and development programs; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for BioNTech’s product candidates; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech’s development candidates and investigational medicines; the impact of the COVID-19 pandemic on BioNTech’s development programs, supply chain, collaborators and financial performance; unforeseen safety issues and claims for personal injury or death arising from the use of BioNTech and Pfizer’s COVID-19 vaccine, and other products and product candidates developed or manufactured by BioNTech; BioNTech’s estimates of its expenses, ongoing losses, future revenue and capital requirements and BioNTech’s needs for or ability to obtain additional financing; the development of and projections relating to BioNTech’s competitors or its industry; BioNTech’s ability to effectively scale its production capabilities and manufacture its products, including BioNTech and Pfizer’s COVID-19 vaccine, and BioNTech’s product candidates; BioNTech’s projected net sales for the COVID-19 vaccine in 2021; BioNTech’s projected gross margins, expenses and expenditures and tax rate for 2021; BioNTech’s target vaccine production for 2021; and BioNTech’s COVID-19 vaccine revenues and net sales, which are subject to numerous estimates as more fully described in our Annual Report on Form 20-F. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) on March 31, 2020 and in subsequent filings made by BioNTech with the SEC, including the third quarter report, which are available on the SEC’s website at www.sec.gov. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

Investor Relations

Sylke Maas, Ph.D.

VP Investor Relations & Strategy
Tel: +49 (0)6131 9084 1074
E-mail: Investors@biontech.de

Media Relations

Jasmina Alatovic

Director Global External Communications
Tel: +49 (0)6131 9084 1513 or +49 (0)151 1978 1385
E-mail: Media@biontech.de

Consolidated Statements of Financial Position

	December 31,	December 31,
(in thousands)	2020	2019
Assets
Non-current assets
Intangible assets	€ 163,490	€ 89,434
Property, plant and equipment	226,968	93,044
Right-of-use assets	98,988	55,018
Other assets	1,045	-
Deferred tax assets	161,233	-
Total non-current assets	€ 651,724	€ 237,496
Current assets
Inventories	64,120	11,722
Trade receivables	165,468	11,913
Other financial assets	137,234	1,680
Other assets	60,966	9,069
Income tax assets	898	756
Deferred expenses	28,001	5,862
Cash and cash equivalents	1,210,209	519,149
Total current assets	€ 1,666,896	€ 560,151
Total assets	€ 2,318,620	€ 797,647

Equity and liabilities
Equity
Share capital	246,310	232,304
Capital reserve	1,514,451	686,714
Treasury shares	(4,789)	(5,525)
Accumulated losses	(409,629)	(424,827)
Other reserves	25,503	4,826
Total equity	€ 1,371,846	€ 493,492
Non-current liabilities
Interest-bearing loans and borrowings	231,047	68,904
Other financial liabilities	31,476	-
Provisions	5,498	-
Contract liabilities	71,892	97,109
Other liabilities	566	-
Deferred tax liabilities	281	-
Total non-current liabilities	€ 340,760	€ 166,013
Current liabilities
Interest-bearing loans and borrowings	9,142	5,307
Trade payables	102,288	20,498
Other financial liabilities	74,075	10,352
Government grants	91,951	-
Tax provisions	11	150
Other provisions	903	762
Contract liabilities	299,583	93,583
Other liabilities	28,061	7,490
Total current liabilities	€ 606,014	€ 138,142
Total liabilities	€ 946,774	€ 304,155
Total equity and liabilities	€ 2,318,620	€ 797,647

Consolidated Statements of Operations

	Years ended December 31,
	2020	2019	2018
(in thousands, except per share data)

Revenues
Research & development revenues	€ 178,849	€ 84,428	€ 101,837
Commercial revenues	303,476	24,161	25,738
Total revenues	482,325	108,589	127,575

Cost of sales	(59,333)	(17,361)	(13,690)
Research and development expenses	(645,029)	(226,466)	(143,040)
Sales and marketing expenses	(14,512)	(2,718)	(3,041)
General and administrative expenses	(94,049)	(45,547)	(26,334)
Other operating expenses	(2,358)	(739)	(720)
Other operating income	250,539	2,724	5,396
Operating loss	€ (82,417)	€ (181,518)	€ (53,854)

Finance income*	1,564	4,122	8,046
Finance expenses*	(62,946)	(326)	(48)
Interest expenses related to lease liabilities	(2,003)	(1,718)	(1,721)
Share of loss of equity method investees	-	-	(84)
Loss before tax	€ (145,802)	€ (179,440)	€ (47,662)

Income taxes	161,000	268	(600)
Profit / (Loss) for the period	€ 15,198	€ (179,172)	€ (48,262)

Attributable to:
Equity holders of the parent	15,198	(179,056)	(48,019)
Non-controlling interests	-	(116)	(243)
Profit / (Loss) for the period	€ 15,198	€ (179,172)	€ (48,262)

Earnings per share
Basic and diluted, profit / (loss) for the period attributable to ordinary equity holders of the parent**	€ 0.06	€ (0.85)	€ (0.25)

* Foreign exchange differences on a cumulative basis are either shown as finance income or expenses and might switch between those two positions during the year-to-date reporting periods.

** Numbers of shares for calculating the earnings per share for the years ended December 31, 2019 and December 31, 2018 have been adjusted to reflect capital increase due to 1:18 share split which occurred on September 18, 2019.

Consolidated Statements of Cash Flows

	Years ended December 31,
	2020	2019	2018
(in thousands)

Operating activities
Profit / (Loss) for the period	€ 15,198	€ (179,172)	€ (48,262)
Income taxes	(161,000)	(268)	600
Loss before tax	€ (145,802)	€ (179,440)	€ (47,662)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization of property, plant, equipment and intangible assets	38,744	33,896	21,984
Share-based payment expense	32,142	30,236	7,641
Net foreign exchange differences	41,275	70	459
(Gain) / Loss on disposal of property, plant and equipment	595	542	(14)
Finance income	(1,564)	(1,782)	(1,996)
Interest on lease liability	2,003	1,717	1,721
Finance expense	20,336	326	48
Movements in government grants	91,951	-	-
Share of loss of an associate and a joint venture	-	-	84
Other non-cash income	1,749	-	-
Working capital adjustments:
Decrease / (Increase) in trade receivable and contract assets	(247,886)	2,939	(18,732)
Decrease / (Increase) in inventories	(49,794)	(5,798)	(1,253)
(Decrease) / Increase in trade payables, other liabilities, contract liabilities and provisions	204,583	(80,577)	(21,080)
Interest received	1,444	1,256	1,996
Interest paid	(3,628)	(2,044)	(1,769)
Income tax received (paid), net	378	122	(304)
Net cash flows used in operating activities	€ (13,474)	€ (198,537)	€ (58,877)

Investing activities
Purchase of property, plant and equipment	(66,033)	(38,592)	(29,901)
Proceeds from sale of property, plant and equipment	1,241	21	705
Purchase of intangibles assets and right of use assets	(19,413)	(32,488)	(37,256)
Acquisition of subsidiaries and businesses, net of cash acquired	(60,643)	(6,056)	-
Net cash flows used in investing activities	€ (144,848)	€ (77,115)	€ (66,452)

Financing activities
Proceeds from issuance of share capital, net of costs	753,007	375,351	361,725
Proceeds from loans and borrowings	156,027	11,000	5,600
Repayment of loans and borrowings	(1,566)	-	-
Payments related to lease liabilities	(12,743)	(3,061)	(2,148)
Net cash flows from financing activities	€ 894,725	€ 383,290	€ 365,177

Net increase in cash and cash equivalents	736,403	107,638	239,848
Change in cash and cash equivalents resulting from exchange rate differences	(45,343)	16	(459)
Cash and cash equivalents at January 1	519,149	411,495	172,106
Cash and cash equivalents at December 31	€ 1,210,209	€ 519,149	€ 411,495